UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                           Gulfport Energy Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    402635108
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                                 (CUSIP Number)

                                November 20, 1998
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             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed;

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 402635106                                            Page 2 of 4 Pages

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1.      Names of Reporting Persons:  Mike Liddell

        I.R.S. Identification Nos. of above persons (entities only):
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2.      Check the Appropriate Box if a member of a Group (See instructions)

        (a)  [  ]
        (b)  [  ]
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3.      SEC Use Only
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4.      Citizenship or Place of Organization:  U.S.A.
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Number of Shares                    5.       Sole Voting Power: 11,719,548

Beneficially by Owned by Each       6.       Shared Voting Power: 0

Reporting Person with:              7.       Sole Dispositive Power: 11,719,548

                                    8.       Shared Dispositive Power: 0

9.      Aggregate Amount Beneficially Owned by Each Reporting Person: 11,719,548
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10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
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11.     Percent of Class Represented by Amount in Row (9):  7.4%
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12.     Type of Reporting Person (See Instructions):  IN
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CUSIP No. 402635106                                            Page 3 of 4 Pages

                            STATEMENT ON SCHEDULE 13G

     This statement on Schedule 13G relates to the common stock, par value $.01 per share ("Common Stock"), of Gulfport Energy Corporation, a Delaware corporation (the "Company"), and is filed by Mike Liddell ("Mr. Liddell"). Mr. Liddell is the Chairman of the Board and Chief Executive Officer of the Company. He holds 11,719,548 shares of Common Stock (the "Shares"), which he acquired in the Company's stock rights offering made to all holders of the Common Stock, as described in its Form S-1A registration statement filed October 30, 1998. Mr. Liddell acquired the Shares in exchange for cash and the conversion of debt of the Company held by him. He has not acquired the Shares with any purpose, or with the effect of, changing or influencing the control of the Company, or as a participant in any transaction having that purpose or effect.

Item 1.

         (a) Name of Issuer

                  Gulfport Energy Corporation

         (b) Address of Issuer's Principal Executive Offices

                  6307 Waterford Blvd.
                  Building D, Suite 100
                  Oklahoma City, Oklahoma 73118

Item 2.

         (a) Name of Person Filing

                  Mike Liddell

         (b) Address of Principal Business Office or, if none, Residence

                  6307 Waterford Blvd.
                  Building D, Suite 100
                  Oklahoma City, Oklahoma 73118

         (c) Citizenship

                  U.S.A.

         (d) Title of Class of Securities

                  Common Stock

         (e) CUSIP Number

                  402635106

Item 3.       Reporting Person

         Not applicable.



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CUSIP No. 402635106                                            Page 4 of 4 Pages

Item 4.       Ownership:

         See Items 5 through 11 on page 2 for Mr. Liddell. The Shares are held by Liddell Investments, L.L.C., an Oklahoma limited liability company owned and managed solely by Mr. Liddell.

Item 5.       Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.       Identification and Classification of Members of the Group.

         Not applicable.

Item 9.       Notice of Dissolution of Group.

         Not applicable.

Item 10.      Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       1/14/99                                    /s/ Mike Liddell
---------------------                           -------------------------
        Date                                          Mike Liddell